SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

[ X ]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2017

Or

[   ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from	to

Commission file number	1-11507

A. Full title of the Plan and the address of the Plan, if different from that of the Issuer named below:

John Wiley & Sons, Inc. Employees' Savings Plan

B. Name of Issuer of the securities held pursuant to the Plan and the address of its principal executive officer:

John Wiley & Sons, Inc.
111 River Street
Hoboken, New Jersey 07030

John Wiley & Sons, Inc. Employees' Savings Plan

Index to Financial Statements and Schedule

Page No.

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits
as of December 31, 2017 and 2016	2

Statement of Changes in Net Assets Available for
Benefits for the Year Ended December 31, 2017	3

Notes to Financial Statements	4-8

Supplemental Schedule:*

Schedule H, Line 4i - Schedule of Assets (Held at End of Year),
as of December 31, 2017	9

* Schedule required by Form 5500. Those that are not applicable are not included.

Signature	10

Exhibit:

23 Consent of Independent Registered Public Accounting Firm	11

Report of Independent Registered Public Accounting Firm

To the Plan Administrator of the
John Wiley & Sons, Inc. Employees' Savings Plan:
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the John Wiley & Sons, Inc. Employees' Savings Plan (the Plan) as of December 31, 2017 and 2016, the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Accompanying Supplemental Information
The supplemental information in the accompanying Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ KPMG LLP

We have served as the Plan's auditor since 2002.

New York, New York
June 27, 2018

John Wiley & Sons, Inc. Employees' Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2017 and 2016

Assets:	2017	2016
Investments at fair value (note 3):

Mutual funds	$423,422,248	$365,593,797

Wiley stock fund	11,798,908	11,190,014

Investments at fair value	435,221,156	376,783,811

Notes receivable from participants	3,730,362	3,645,886

Employer contributions receivable	111,806	113,816

Net assets available for benefits	$439,063,324	$380,543,513

The accompanying notes are an integral part of the financial statements.

John Wiley & Sons, Inc. Employees' Savings Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2017

Changes to net assets attributed to:

Net appreciation in fair value of investments	$53,745,607
Interest and dividend income	13,786,503
Net investment gain	67,532,110

Interest on notes receivable from participants	125,811

Contributions:
Participant	16,871,612
Rollover	2,601,408
Employer, net of forfeitures	8,992,172
Total contributions	28,465,192

Distributions to participants	(37,505,206)
Administrative expenses	(98,096)

Net increase	58,519,811

Net assets available for benefits, beginning of year	380,543,513

Net assets available for benefits, end of year	$439,063,324

The accompanying notes are an integral part of the financial statements.

John Wiley & Sons, Inc. Employees' Savings Plan

Notes to Financial Statements

December 31, 2017 and 2016

(1)	Description of the Plan
The following represents only the major provisions of the John Wiley & Sons, Inc. Employees' Savings Plan (the Plan), as amended, and is presented to assist in understanding the Plan's financial statements. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.
(a)	General
The Plan is a defined contribution plan that covers employees of John Wiley & Sons, Inc. and Affiliated Companies (the Company or Plan Sponsor).  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
(b)	Administration
The Benefits Administration Board of John Wiley & Sons, Inc., (the Plan Administrator) administers the Plan. The Company's Board of Directors appoints the members of the Benefits Administration Board.
Vanguard Fiduciary Trust Company (VFTC or Trustee) holds the Plan's assets in trust.
The custodian of the Plan's assets is an affiliate of VFTC.
Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements.   Expenses of the investment funds, including investment management, audit, and operating expenses are paid by those funds and included in net earnings of the funds. Administrative expenses paid by the participant include annual loan administrative fees and managed account fees for those participants whom elect the service.
(c)	Eligibility and Vesting
Each employee becomes eligible to participate as soon as practicable following three months (from six months) of service effective January 1, 2014. All Company contributions plus actual earnings thereon are 100% immediately vested for participants employed on and after January 1, 2014. A participant's contributions plus actual earnings thereon are fully vested and nonforfeitable at all times.
(d)	Contributions
A participant may designate between 2% and 50% of his or her base salary, bonus, incentive pay, and overtime (Eligible Compensation), on a pre-tax basis (or up to 25% on an after-tax basis), to be invested in funds chosen by the participant.  Unless an eligible employee elects otherwise, he or she will be automatically enrolled in the Plan, with pre-tax contributions at 4% of Eligible Compensation, with any such contributions invested in an age-appropriate Vanguard Target Retirement Fund, subject to 1% automatic increases each July until the participant's contribution rate equals 10% or the participant elects otherwise.
Subject to certain limitations prescribed by the Internal Revenue Service (the IRS), the Company contributes an amount equal to 25% of the first 6% of each participant's contribution.  In addition, the Company contributes a non-elective basic contribution equal to 3% of a participant's Eligible Compensation. The basic 3% contribution and the matching contribution are made bimonthly to coincide with payroll. The Board of Directors has the option to declare an annual discretionary contribution following the end of each of the Company's fiscal years. There were no discretionary Company contributions made in 2017 or 2016.

John Wiley & Sons, Inc. Employees' Savings Plan

Notes to Financial Statements

December 31, 2017 and 2016

No more than 50% of a participant's Eligible Compensation can be a deferred cash contribution, which represents a reduction in the participant's Eligible Compensation and therefore tax-deferred. The pre-tax contribution of a participant under the age of 50 cannot exceed an amount set annually by the IRS, which in 2017 amounted to $18,000. Subject to certain limitations prescribed by the IRS, participants over 50 years of age can make "catch up" contributions. In 2017, participants over 50 years of age could contribute a maximum of $24,000, including $6,000 as "catch up" contributions over and above the IRS maximum deferral.

(e)	Forfeitures
Participants who are not fully vested at the time they terminate their employment forfeit the nonvested portion of their account at the time of termination. However, the nonvested amount will be restored to the participant's account if the participant is re-employed within 5 years.  The amounts forfeited are used to reduce the Company's contribution. Forfeitures of $28,528 were used to reduce Company contributions for the year ended December 31, 2017. There were $3,765 and $115 of forfeitures available to reduce future Company contributions at December 31, 2017 and 2016, respectively.
(f)	Investment of Contributions
A participant can invest his or her contribution and the Company's matching contribution in 1% multiples among any combination of 25 available investment options, which include a choice of mutual funds and the Wiley stock fund, provided that contributions to the Wiley stock fund do not exceed 25% of the participant's total contribution.  If a participant fails to make an investment election, his or her contributions, including any Company contributions, shall be invested in an age-appropriate Vanguard Target Retirement Fund.
The Wiley stock fund consists of John Wiley & Sons, Inc.  Class A stock and a small amount of cash (less than 1% of the fair value of the fund) to meet daily liquidity needs of the fund.
A participant is permitted to change the allocation of his or her contribution daily. Subject to certain limitations imposed by VFTC, a participant can transfer existing fund balances to other investment options daily.
(g)	Payment of Benefits
A withdrawal by participants of their account balance is permitted when the participant reaches age 59-1/2, proves financial hardship or terminates his or her employment. Withdrawals of after-tax contributions can be made as often as twice each calendar year.
(h)	Termination of Employment
Upon termination of employment, a participant has the option of receiving the vested balance in his or her account as an immediate or deferred lump sum, in installments, or by a direct "roll over" into an individual retirement account or another qualified plan. If the participant's balance is at least $5,000, it may be left in the Plan through April 1 of the year following in which the participant reaches age 70-1/2. Terminated participants who elect to leave their account balance in the Plan retain the same rights to transfer balances between investment funds as active participants.
Participants may elect to receive a lump‑sum cash payment or annual installments. Installment payouts may range from two to twenty years and may be elected by any participant who has terminated from employment with an account balance of at least $5,000, regardless of his or her age or years of service. The installment payments are made in approximately equal amounts, and each includes income credited to the participant's account balance before the installment amount is calculated.  In addition, a life expectancy installment option is available.
(i)	Notes Receivable from Participants
Participants may borrow from the vested portion of their account, and then repay the loan with interest through payroll deductions. The interest rates on loans outstanding at December 31, 2017 ranged from 3.25% to 6.25% per annum. The length of such loans is generally 5 years but loans to purchase a primary residence may be up to 20 years in length. Loans are limited to a minimum of $1,000 and a maximum of the lesser of 50% of the participant's vested balance, or $50,000 reduced by any outstanding loans. The amounts due from participants under the loan provisions of the Plan, including accrued interest, are shown in the accompanying financial statements. Participant loans are carried at cost plus accrued, unpaid interest.  Discretionary contributions, non-elective basic contributions and their related earnings shall not be available for a loan under any circumstances.

John Wiley & Sons, Inc. Employees' Savings Plan

Notes to Financial Statements

December 31, 2017 and 2016
(2)	Summary of Significant Accounting Policies
(a)	Method of Accounting
The books and records of the Plan are maintained on an accrual basis.
(b)	Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.
(c)	Investment Valuation and Income Recognition
The Plan's investments are stated at fair value. Shares of mutual funds are valued at quoted market prices. The Company stock fund is valued at its year‑end unit closing price (comprised of year‑end market price of Company stock plus any cash). Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is permitted to vote any allocated shares for which instructions have not been given by a participant only in the same proportion as those participants which did vote.  The Plan's investments have no significant restrictive redemption provisions.
Purchases and sales of investments are recorded on a trade‑date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex‑dividend date.  Net appreciation in fair value of investments includes realized gains and losses on investments bought and sold and the change in appreciation (depreciation) from one period to the next.
(d)	Payment of Benefits
Benefits are recorded when paid.
(3)	Fair Value Measurements
US GAAP establishes a framework for measuring fair value which provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. US GAAP defines fair value as, "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under US GAAP are described below:
Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2	Inputs to the valuation methodology include:
•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted prices that are observable for the asset or liability;
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

John Wiley & Sons, Inc. Employees' Savings Plan

Notes to Financial Statements

December 31, 2017 and 2016

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value.
Mutual funds: Valued at quoted market prices in an exchange and active market.
Wiley stock fund:  Consists of a small amount of cash and John Wiley & Sons, Inc. Class A stock.  The Class A stock is valued at the closing price reported on the active market on which the individual securities are traded.
There have been no changes in the methodologies used as of December 31, 2017 and 2016. The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following table sets forth by level, within the fair value hierarchy, the Plan's investments at fair value as of December 31, 2017 and 2016.

	Assets at Fair Value as of December 31, 2017
	Level 1	Level 2	Level 3	Total

Mutual funds	$423,422,248	-	-	$423,422,248
Wiley stock fund	11,798,908	-	-	11,798,908
Total investments at fair value	$435,221,156	-	-	$435,221,156

	Assets at Fair Value as of December 31, 2016
	Level 1	Level 2	Level 3	Total

Mutual funds	$365,593,797	-	-	$365,593,797
Wiley stock fund	11,190,014	-	-	11,190,014
Total investments at fair value	$376,783,811	-	-	$376,783,811
The Plan did not hold any investments categorized as Level 3 as of December 31, 2017 and 2016.

John Wiley & Sons, Inc. Employees' Savings Plan

Notes to Financial Statements

December 31, 2017 and 2016

(4)	Tax Status
The trust established under the Plan is qualified under the Internal Revenue Code (the Code) as exempt from tax under the Code. The Plan has been amended from time to time to meet changes to the Code and, on March 26, 2014, the Plan Administrator received a favorable determination letter from the IRS regarding continued compliance with the Code.
US GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or derecognize an asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017 and 2016, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or derecognition of an asset) or disclosure in the financial statements.
The IRS is one of the primary oversight bodies of the Plan. The IRS generally has the ability to examine the Plan's activities for three prior years.  Currently there is no tax examination in progress.
(5)	Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.

(6)	Risk and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. As a result, changes in the value of investment securities could materially affect the amounts reported in the statements of net assets available for benefits. The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across all participant directed fund elections.  Additionally, the investments within each participant directed fund election are further diversified into varied financial instruments, except for the investments in the Wiley stock fund, which represented approximately 3% of net assets at December 31, 2017.
Plan investments include a variety of investments that may directly or indirectly invest in securities with contractual cash flows. The value, liquidity and related income of these securities are sensitive to changes in economic conditions and may be adversely affected by shifts in the market's perception of the issuers and changes in interest rates.
(7)	Related Party Transactions
Certain of the Plan's investments consist of shares of mutual funds (managed by an affiliate of VFTC) and the Wiley stock fund.  VFTC acts as Trustee for the Plan.  Transactions in such investments qualify as party‑in‑interest transactions that are exempt from the prohibited transaction rules.

(8)	Subsequent Events
            The Plan's management evaluated subsequent events through the date on which financial statements were issued and determined that no additional disclosures were required.

Supplemental Schedule

John Wiley & Sons, Inc. Employees' Savings Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2017

EIN: 13-5593032
Plan Number: 002

	Identity of Issuer	Description of Investment	Shares/Units	Current Value
*	Vanguard Institutional Index Fund	Registered Investment Company	280,482	$68,286,120
*	Vanguard Wellington Fund	Registered Investment Company	675,228	49,008,045
*	Vanguard Total Bond Market Index Fund	Registered Investment Company	2,654,754	28,538,606
*	Vanguard Mid-Cap Index Fund	Registered Investment Company	634,548	26,854,066
*	Vanguard Federal Money Market Fund	Registered Investment Company	18,903,212	18,903,212
*	Vanguard Explorer Fund	Registered Investment Company	245,044	21,664,323
*	Vanguard Target Retirement 2035 Fund	Registered Investment Company	1,087,419	25,412,978
*	Vanguard Target Retirement 2045 Fund	Registered Investment Company	1,078,587	25,670,363
*	Vanguard International Growth Fund	Registered Investment Company	220,713	21,095,749
*	Vanguard Target Retirement 2025 Fund	Registered Investment Company	796,081	18,198,408
*	Vanguard Windsor II Fund	Registered Investment Company	235,557	15,810,600
*	Vanguard Morgan Growth Fund	Registered Investment Company	157,564	14,292,607
*	Vanguard Target Retirement 2020 Fund	Registered Investment Company	633,360	14,269,609
*	Vanguard Target Retirement 2040 Fund	Registered Investment Company	723,838	17,097,051
*	Vanguard Target Retirement 2030 Fund	Registered Investment Company	656,218	15,171,758
*	Vanguard Target Retirement 2050 Fund	Registered Investment Company	511,156	12,175,732
*	Vanguard Total International Stock Index Fund	Registered Investment Company	93,871	11,455,111
*	Vanguard Target Retirement 2015 Fund	Registered Investment Company	189,796	4,173,624
*	Vanguard Small-Cap Index Fund	Registered Investment Company	88,915	6,293,398
*	Vanguard Target Retirement Income Fund	Registered Investment Company	169,813	3,650,969
*	Vanguard Target Retirement 2055 Fund	Registered Investment Company	182,140	4,345,869
*	Vanguard Target Retirement 2060 Fund	Registered Investment Company	21,219	506,283
	Metropolitan West Total Return Bond Fund	Registered Investment Company	54,613	547,767

	Total Mutual Funds			423,422,248

*	Wiley Stock Fund	Company Stock Fund	248,607	11,798,908
*	Notes receivable from participants	437 Loans to participants with interest rates from 3.25% to 6.25% and maturity dates from 2018 to 2042		3,730,362
	Total			$438,951,518

* - Indicates a party-in-interest to the Plan

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Administration Board of John Wiley & Sons, Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

John Wiley & Sons, Inc.
Employees' Savings Plan
(Registrant)

By:	/s/ Vincent Marzano
Vincent Marzano
Senior Vice President and Treasurer
Benefits Administration Board Member

Dated: June 27, 2018

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of the
John Wiley & Sons, Inc. Employees' Savings Plan

We consent to the incorporation by reference in the Registration Statement No. 33-62605 on Form S-8 of John Wiley & Sons, Inc. of our report dated  June 27, 2018, with respect to the statements of net assets available for benefits of the John Wiley & Sons, Inc. Employees' Savings Plan as of December 31, 2017 and 2016, the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively, the financial statements) and the supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2017, which report appears in the December 31, 2017 annual report on Form 11-K of the John Wiley & Sons, Inc. Employees' Savings Plan.

/s/ KPMG LLP
New York, New York

June 27, 2018